UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

JAGUAR HEALTH, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

47010C300

(CUSIP Number)

July 9, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47010C300	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Jonathan M. Glaser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
				(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	80,548

	6.	SHARED VOTING POWER	599,942

	7.	SOLE DISPOSITIVE POWER	80,548

	8.	SHARED DISPOSITIVE POWER	599,942

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 680,490(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.96%(2)

12.	TYPE OF REPORTING PERSON IN

(1) Jonathan M. Glaser beneficially owns 680,490 shares of Common Stock of which 80,548 shares are held by the JMG Capital Management LLC 401(k) Profit Sharing Plan (the “Profit Sharing Plan”), of which Mr. Glaser is the sole trustee. 21,500 shares are held by JLA Family Limited Partnership (“JLA”), of which The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998 (the “Trust”) serves as the General Partner. Mr. Glaser and Nancy Glaser are co-trustees of the Trust, and thus, Mr. Glaser shares voting and dispositive power over such shares. 578,442 shares are held by Pacific Capital Management, LLC, of which JMG Capital Management, Inc. (the “Manager”) serves as the managing member. The Manager is wholly-owned by the Trust and Mr. Glaser serves as the sole director and president of the Manager. Mr. Glaser disclaims any ownership of the shares of Common Stock held by the Profit Sharing Plan and this Schedule 13G should not be deemed an admission that Mr. Glaser is the beneficial owner of the shares held by the Profit Sharing Plan for any purpose.

(2) Calculated based upon a total of 11,423,344 shares of Common Stock issued and outstanding as of May 15, 2018 (after giving effect to the Issuer’s 1-for-15 reverse stock split that took effect on June 1, 2018), as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 15, 2018.

CUSIP NO. 47010C300	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Nancy E. Glaser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
				(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	599,942

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	599,942

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 599,942(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25%(2)

12.	TYPE OF REPORTING PERSON IN

(1) Nancy Glaser beneficially owns 599,942 shares of Common Stock, of which 21,500 shares are held by JLA, of which the Trust serves as the General Partner. Mrs. Glaser and Jonathan Glaser are co-trustees of the Trust, and thus, Mrs. Glaser shares voting and dispositive power over such shares. 578,442 shares are held by Pacific Capital Management, LLC, of which the Manager serves as the managing member. The Manager is wholly-owned by the Trust and Mr. Glaser serves as the sole director and president of the Manager.

(2) Calculated based upon a total of 11,423,344 shares of Common Stock issued and outstanding as of May 15, 2018 (after giving effect to the Issuer’s 1-for-15 reverse stock split that took effect on June 1, 2018), as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 15, 2018.

CUSIP NO. 47010C300	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS. The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
				(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	599,942

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	599,942

	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 599,942(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.25%(2)

12.	TYPE OF REPORTING PERSON OO

(1) The Trust beneficially owns 599,942 shares of Common Stock, of which 21,500 shares are held by JLA, of which the Trust serves as the General Partner; and 578,442 shares are held by Pacific Capital Management, LLC, of which the Manager serves as the managing member. The Manager is wholly-owned by the Trust and Mr. Glaser serves as the sole director and president of the Manager.

(3) Calculated based upon a total of 11,423,344 shares of Common Stock issued and outstanding as of May 15, 2018 (after giving effect to the Issuer’s 1-for-15 reverse stock split that took effect on June 1, 2018), as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 15, 2018.

CUSIP NO. 47010C300	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Pacific Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
				(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	578,442

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	578,442

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 578,442

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.06%(1)

12.	TYPE OF REPORTING PERSON OO

(1) Calculated based upon a total of 11,423,344 shares of Common Stock issued and outstanding as of May 15, 2018 (after giving effect to the Issuer’s 1-for-15 reverse stock split that took effect on June 1, 2018), as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 15, 2018.

CUSIP NO. 47010C300	Page 6 of 8 Pages

Item 1(a). Name of Issuer.

Jaguar Health, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

201 Mission Street, Suite 2375

San Francisco, California 94105

Item 2(a). Name of Person Filing.

Jonathan M. Glaser

Nancy E. Glaser

The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998

Pacific Capital Management, LLC

Item 2(b). Address of Principal Business Office, or, if None, Residence.

11601 Wilshire Boulevard, Suite 2180, Los Angeles, CA 90025

Item 2(c). Citizenship.

United States.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.

47010C300

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP NO. 47010C300	Page 7 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Joint Filing Agreement attached as Exhibit 99.1

CUSIP NO. 47010C300	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2018

/s/ Jonathan M. Glaser
Jonathan M. Glaser

/s/ Nancy E. Glaser
Nancy E. Glaser

The Jonathan & Nancy Glaser Family Trust DTD
12/16/1998

/s/ Jonathan M. Glaser
By: Jonathan M. Glaser, Co-Trustee

/s/ Nancy E. Glaser
By: Nancy E. Glaser, Co-Trustee

Pacific Capital Management, LLC

/s/ Jonathan M. Glaser
By: JMG Capital Management, Inc., Managing Member
By: Jonathan M. Glaser, Sole Director and President